SUB-ITEM 77D(g)

                            POLICIES WITH RESPECT TO
                              SECURITY INVESTMENTS

                               AIM GROWTH SERIES


On September 28, 2001, the Board of Trustees (the board) of AIM Growth Series on behalf of AIM Mid Cap Equity Fund approved a proposal that would permit the fund to use cash for risk management and to temper volatility on a regular basis.